UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

January 19, 2018

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒        Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-212571) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-212571):

$50,000,000 iPath® Series B Bloomberg Agriculture Subindex Total ReturnSM ETN (CUSIP: 06746P589)

$50,000,000 iPath® Series B Bloomberg Aluminum Subindex Total ReturnSM ETN (CUSIP: 06746P571)

$200,000,000 iPath® Series B Bloomberg Coffee Subindex Total ReturnSM ETN (CUSIP: 06746P563)

$100,000,000 iPath® Series B Bloomberg Copper Subindex Total ReturnSM ETN (CUSIP: 06746P555)

$50,000,000 iPath® Series B Bloomberg Cotton Subindex Total ReturnSM ETN (CUSIP: 06746P548)

$50,000,000 iPath® Series B Bloomberg Energy Subindex Total ReturnSM ETN (CUSIP: 06746P530)

$100,000,000 iPath® Series B Bloomberg Grains Subindex Total ReturnSM ETN (CUSIP: 06746P522)

$50,000,000 iPath® Series B Bloomberg Industrial Metals Subindex Total ReturnSM ETN (CUSIP: 06746P514)

$50,000,000 iPath® Series B Bloomberg Livestock Subindex Total ReturnSM ETN (CUSIP: 06746P498)

$50,000,000 iPath® Series B Bloomberg Nickel Subindex Total ReturnSM ETN (CUSIP: 06746P480)

$50,000,000 iPath® Series B Bloomberg Platinum Subindex Total ReturnSM ETN (CUSIP: 06746P472)

$50,000,000 iPath® Series B Bloomberg Precious Metals Subindex Total ReturnSM ETN (CUSIP: 06746P464)

$50,000,000 iPath® Series B Bloomberg Softs Subindex Total ReturnSM ETN (CUSIP: 06746P456)

$100,000,000 iPath® Series B Bloomberg Sugar Subindex Total ReturnSM ETN (CUSIP: 06746P449)

$50,000,000 iPath® Series B Bloomberg Tin Subindex Total ReturnSM ETN (CUSIP: 06746P431)

(together, the “Commodity Notes”)

$1,000,000,022.98 iPath® Series B S&P 500® VIX Short-Term FuturesTM ETN (CUSIP: 06746P621)

$100,000,002.75 iPath® Series B S&P 500® VIX Mid-Term FuturesTM ETN (CUSIP: 06746P613)

(together, the “Volatility Notes”)

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Commodity Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Commodity Notes, as to certain matters under English law.
5.3	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Volatility Notes under New York law.
5.4	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Volatility Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: January 19, 2018	By:	/s/ Ian Merrill
		Name:	Ian Merrill
		Title:	Managing Director

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